Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of The Carlyle Group L.P. for the registration of common units and preferred units representing limited partner interests and to the incorporation by reference therein of our reports dated February 16, 2017, with respect to the consolidated financial statements of The Carlyle Group L.P., and the effectiveness of internal control over financial reporting of The Carlyle Group L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

September 6, 2017